 Exhibit 99.1

China Index Holdings Announces Formation of Special Committee and Appointment of Independent Legal Counsel to Special Committee

BEIJING, September 6, 2022 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced (i) that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of two independent directors, Mr. Jianping Ye and Mr. Jason Chenyang Wei, to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated August 23, 2022 (the “Proposal”) from Fang Holdings Limited (“Fang”) to acquire all of the outstanding shares of the Company not currently owned by Fang (the “Proposed Transaction”), or any potential alternative transactions, and (ii) that the Special Committee has retained Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in the evaluation of the Proposed Transaction and any potential alternative transactions.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the Proposed Transaction or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CIH and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although CIH believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com